UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2024

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Notice, Proxy Statement and Proxy Card for Annual Shareholder Meeting

Kornit Digital Ltd. (“Kornit” or the “Company”) hereby publishes notice of its 2024 annual general meeting of shareholders (the “Meeting”), which is scheduled to take place at 12:00 p.m. (Israel time) on Thursday, August 29, 2024, at Kornit’s offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel.

Shareholders of record at the close of business on Tuesday, July 23, 2024 are entitled to vote at the Meeting.

Attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) are the Notice and Proxy Statement for the Meeting, which contain information concerning the agenda for the Meeting, the background to the proposals, and the required majority for approval of the proposals at the Meeting, as well as logistical information concerning the required vote and means of voting on the proposals and additional general information concerning Kornit’s board of directors, corporate governance and significant shareholders.

Attached as Exhibit 99.2 to this Form 6-K is the form of proxy card being distributed by Kornit to its shareholders of record as of the record date for the Meeting, which serves as a means by which those shareholders may cast their votes on the proposals to be presented at the Meeting.

Exhibits

Exhibit Index

Exhibit No.	Description
99.1	Notice and Proxy Statement for 2024 Annual General Meeting of Shareholders of Kornit Digital Ltd.
99.2	Form of proxy card to be used for voting by record shareholders for the 2024 Annual General Meeting of Shareholders of Kornit Digital Ltd.

Incorporation by Reference

The contents of Exhibits 99.1 and 99.2 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749 and 333-263975).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: July 24, 2024	By:	/s/ Lauri Hanover
	Name:	Lauri Hanover
	Title:	Chief Financial Officer

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